GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

RECEIVED
2004 JUN 15 P 3:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref: GCSS-EL/1234/[redacted]

04030814

14 June 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 11 June 2004 (*Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest – 5 sets*); and
- 11 June 2004 (*Listing and Quotation of Preference Shares : Renounceable Rights Issue of up to 330,874,257 Non-Redeemable Convertible Non-Cumulative Preference Shares of $0.05 each ("Preference Shares") in the Capital of City Developments Limited ("Company") at an Issue Price of $1.00 for each Preference Share, on the basis of Two (2) Preference Shares for every Five (5) Ordinary Shares OF $0.50 each held as at the Books Closure Date, Fractional entitlements to be Disregarded ("Rights Issue")*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 6/18

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

MASNET No. 43 OF 11.06.2004
Announcement No. 48

CITY DEVELOPMENTS LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 09/06/2004

2. Name of Director: Tang See Chim

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 09/06/2004

2. Name of Registered Holder: Tang See Chim

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Allotment and issuance of 4,000 Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each in the capital of the Company ("Preference Shares") at an issue price of $1.00 for each Preference Share, pursuant to the renounceable rights issue of up to 330,874,257 Preference Shares on the basis of 2 Preference Shares for every 5 ordinary shares of $0.50 each held in the Company as at 6 May 2004

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	0
As a percentage of issued share capital:	0
No. of shares which are the subject of this notice:	4,000
As a percentage of issued share capital:	0.0012
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.00
No. of shares held after the change:	4,000
As a percentage of issued share capital:	0.0012

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	
As a percentage of issued share capital:	0	
No. of shares held after the change:	4,000	
As a percentage of issued share capital:	0.0012	

Note :

Shares referred to in this notification relate to Preference Shares

The Issued Preference Share Capital comprises 330,874,257 Preference Shares of $0.05 each as at 9 June 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 11/06/2004 to the SGX

MASNET No. 42 OF 11.06.2004
Announcement No. 47

CITY DEVELOPMENTS LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. **Date of notice to issuer:** 09/06/2004

2. **Name of Director:** Sim Miah Kian

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 09/06/2004

2. **Name of Registered Holder:** (1) Sim Miah Kian
(2) Lee Siew Seng (spouse of Sim Miah Kian)

3. **Circumstance(s) giving rise to the interest or change in interest:** Others

Please specify details: Allotment and issuance of (1) 48,446 and (2) 27,202 Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each in the capital of the Company ("Preference Shares") respectively to (1) Sim Miah Kian and (2) Lee Siew Seng at an issue price of $1.00 for each Preference Share, pursuant to the renounceable rights issue of up to 330,874,257 Preference Shares on the basis of 2 Preference Shares for every 5 ordinary shares of $0.50 each held in the Company as at 6 May 2004

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	0
As a percentage of issued share capital:	0
No. of shares which are the subject of this notice:	75,648
As a percentage of issued share capital:	0.0229
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.00
No. of shares held after the change:	75,648
As a percentage of issued share capital:	0.0229

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	0
As a percentage of issued share capital:	0	0
No. of shares held after the change:	48,446	27,202
As a percentage of issued share capital:	0.0147	0.0082

Note :

Shares referred to in this notification relate to Preference Shares

The Issued Preference Share Capital comprises 330,874,257 Preference Shares of $0.05 each as at 9 June 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 11/06/2004 to the SGX

MASNET No. 39 OF 11.06.2004
Announcement No. 44

CITY DEVELOPMENTS LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 09/06/2004

2. Name of Director: Tan I Tong

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 09/06/2004

2. Name of Registered Holder: Tan I Tong

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Allotment and issuance of 15,146 Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each in the capital of the Company ("Preference Shares") at an issue price of $1.00 for each Preference Share, pursuant to the renounceable rights issue of up to 330,874,257 Preference Shares on the basis of 2 Preference Shares for every 5 ordinary shares of $0.50 each held in the Company as at 6 May 2004

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	0
As a percentage of issued share capital:	0
No. of shares which are the subject of this notice:	15,146
As a percentage of issued share capital:	0.0046
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.00
No. of shares held after the change:	15,146
As a percentage of issued share capital:	0.0046

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	
As a percentage of issued share capital:	0	
No. of shares held after the change:	15,146	
As a percentage of issued share capital:	0.0046	

Note :

Shares referred in this notification relate to Preference Shares.

The Issued Preference Share Capital comprises 330,874,257 Preference Shares of $0.05 each as at 9 June 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 11/06/2004 to the SGX

MASNET No. 38 OF 11.06.2004
Announcement No. 43

CITY DEVELOPMENTS LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 09/06/2004

2. Name of Director: Kwek Leng Joo

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 09/06/2004

2. Name of Registered Holder: Kwek Leng Joo

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Allotment and issuance of 100,000 Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each in the capital of the Company ("Preference Shares") at an issue price of $1.00 for each Preference Share, pursuant to the renounceable rights issue of up to 330,874,257 Preference Shares on the basis of 2 Preference Shares for every 5 ordinary shares of $0.50 each held in the Company as at 6 May 2004

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	0
As a percentage of issued share capital:	0
No. of shares which are the subject of this notice:	100,000
As a percentage of issued share capital:	0.0302
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.00
No. of shares held after the change:	100,000
As a percentage of issued share capital:	0.0302

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	
As a percentage of issued share capital:	0	
No. of shares held after the change:	100,000	
As a percentage of issued share capital:	0.0302	

Note :

Shares referred to in this notification relate to Preference Shares.

The Issued Preference Share Capital comprises 330,874,257 Preference Shares of $0.05 each as at 9 June 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 11/06/2004 to the SGX

MASNET No. 36 OF 11.06.2004
Announcement No. 41

CITY DEVELOPMENTS LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	09/06/2004
2. Name of Director:	Kwek Leng Beng

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	09/06/2004
2. Name of Registered Holder:	(1) Kwek Leng Beng (2) Oversea-Chinese Bank Nominees Private Limited for account of Kwek Leng Beng
3. Circumstance(s) giving rise to the interest or change in interest:	Others
Please specify details:	Allotment and issuance of 144,445 Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each in the capital of the Company ("Preference Shares") at an issue price of $1.00 for each Preference Share, pursuant to the renounceable rights issue of up to 330,874,257 Preference Shares on the basis of 2 Preference Shares for every 5 ordinary shares of $0.50 each held in the Company as at 6 May 2004

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	0
As a percentage of issued share capital:	0
No. of shares which are the subject of this notice:	144,445
As a percentage of issued share capital:	0.0437
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.00
No. of shares held after the change:	144,445
As a percentage of issued share capital:	0.0437

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	
As a percentage of issued share capital:	0	
No. of shares held after the change:	144,445	
As a percentage of issued share capital:	0.0437	

Note :

Shares referred to in this notification relate to Preference Shares.

The Issued Preference Share Capital comprises 330,874,257 Preference Shares of $0.05 each as at 9 June 2004.

Submitted by Enid Ling Peek Fong, Company Secretary on 11/06/2004 to the SGX

MASNET No. 31 OF 11.06.2004
Announcement No. 36

CITY DEVELOPMENTS LIMITED

LISTING AND QUOTATION OF PREFERENCE SHARES

Renounceable Rights Issue of up to 330, 874, 257 Non-Redeemable Convertible Non-Cumulative Preference Shares of $0.05 each ("Preference Shares") in the capital of City Developments Limited ("Company") at an Issue Price of $1.00 for each Preference Share, on the basis of Two (2) Preference Shares for every Five (5) Ordinary Shares of $0.50 each held as at the Books Closure Date, Fractional Entitlements to be Disregarded ("Rights Issue")

Further to the Company's announcement dated 4 June 2004, the Board of Directors of the Company is pleased to announce that the 330,874,257 Preference Shares will be listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited with effect from 9.00 a.m. on 14 June 2004.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
Singapore

11 June 2004

Submitted by Enid Ling Peek Fong, Company Secretary on 11/06/2004 to the SGX